UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒   Form 40-F:   ☐

Interim Financial Information
Sendas Distribuidora S.A.

Interim Financial Information for the Quarter ended
March 31, 2023

ASSAÍ
ATACADISTA

IBOVESPA B3 IAGRO-FFS B3 IBRA B3 IBRX100 B3 IGC B3 IGC-NM B3 IGCT B3 ITAG B3 MLCX B3 ISE B3 ICO2 B3 IGPTW B3

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 3/31/2023 - SENDAS DISTRIBUIDORA S.A.

Index

Corporate Information / Capital Composition	2
Interim financial information
Individual Statements
Balance Sheet - Assets	3
Balance Sheet - Liabilities	4
Statements of Operations	5
Statements of Comprehensive Income	6
Statements of Changes in Shareholders’ Equity 1/1/2023 to 3/31/2023	7
Statements of Changes in Shareholders’ Equity 1/1/2022 to 3/31/2022	8
Statements of Cash Flows	9

Notes to the interim financial information	10

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 3/31/2023 - SENDAS DISTRIBUIDORA S.A.

Corporate information / Capital composition

Number of Shares	Current Quarter
(Thousands)	3/31/2023
Share Capital
Common	1,350,256
Preferred	0
Total	1,350,256
Treasury Shares
Common	0
Preferred	0
Total	0

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 3/31/2023 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Balance Sheet - Assets
R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	3/31/2023	12/31/2022
1	Total Assets	39,089,000	40,618,000
1.01	Current Assets	12,378,000	14,179,000
1.01.01	Cash and Cash Equivalents	4,134,000	5,842,000
1.01.03	Accounts Receivables	609,000	622,000
1.01.03.01	Trade Receivables	566,000	570,000
1.01.03.02	Other Accounts Receivable	43,000	52,000
1.01.04	Inventories	6,324,000	6,467,000
1.01.06	Recoverable Taxes	1,010,000	1,055,000
1.01.08	Other Current Assets	301,000	193,000
1.01.08.01	Non-current Assets Held for Sale	95,000	95,000
1.01.08.01.01	Assets Held for Sale	95,000	95,000
1.01.08.03	Others	206,000	98,000
1.01.08.03.01	Derivative Financial Instruments	34,000	27,000
1.01.08.03.02	Dividends Receivable	7,000	-
1.01.08.03.03	Other Current Assets	165,000	71,000
1.02	Non-current Assets	26,711,000	26,439,000
1.02.01	Long-Term Assets	1,452,000	1,405,000
1.02.01.07	Deferred Taxes	88,000	6,000
1.02.01.09	Receivable From Related Parties	270,000	252,000
1.02.01.09.04	Receivable from Others Related Parties	270,000	252,000
1.02.01.10	Other Non-current Assets	1,094,000	1,147,000
1.02.01.10.04	Recoverable Taxes	840,000	927,000
1.02.01.10.05	Restricted Deposits for Legal Proceedings	52,000	56,000
1.02.01.10.06	Derivative Financial Instruments	194,000	155,000
1.02.01.10.07	Other Non-current Assets	8,000	9,000
1.02.02	Investments	838,000	833,000
1.02.02.01	Investments in Associates	838,000	833,000
1.02.02.01.03	Joint Venture Participation	838,000	833,000
1.02.03	Property, Plant and Equipment	19,388,000	19,183,000
1.02.04	Intangible Assets	5,033,000	5,018,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 3/31/2023 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Balance Sheet - Liabilities
R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	3/31/2023	12/31/2022
2	Total Liabilities	39,089,000	40,618,000
2.01	Current Liabilities	15,323,000	16,416,000
2.01.01	Payroll and Related Taxes	583,000	584,000
2.01.01.01	Social Taxes	69,000	75,000
2.01.01.02	Payroll Taxes	514,000	509,000
2.01.02	Trade Payables	12,061,000	12,999,000
2.01.02.01	National Trade Payables	12,061,000	12,999,000
2.01.02.01.01	Trade Payables	7,635,000	8,538,000
2.01.02.01.02	Trade Payables - Agreements	1,687,000	2,039,000
2.01.02.01.03	Trade payables - Agreements - Acquisition of Extra Stores	2,739,000	2,422,000
2.01.03	Taxes and Contributions Payable	225,000	265,000
2.01.04	Borrowings and Financing	1,339,000	1,260,000
2.01.04.01	Borrowings and Financing	822,000	829,000
2.01.04.02	Debentures	517,000	431,000
2.01.05	Other Liabilities	1,115,000	1,308,000
2.01.05.01	Payables to Related Parties	173,000	201,000
2.01.05.02	Others	942,000	1,107,000
2.01.05.02.01	Dividends and Interest on own Capital	68,000	111,000
2.01.05.02.09	Deferred Revenue	305,000	328,000
2.01.05.02.12	Other Current Liabilities	220,000	233,000
2.01.05.02.17	Lease Liability	349,000	435,000
2.02	Non-current Liabilities	19,786,000	20,306,000
2.02.01	Borrowings and Financing	11,543,000	11,331,000
2.02.01.01	Borrowings and Financing	735,000	737,000
2.02.01.02	Debentures	10,808,000	10,594,000
2.02.02	Other Liabilities	8,003,000	8,779,000
2.02.02.01	Payable to Related Parties	56,000	60,000
2.02.02.01.04	Payables to Other Third Parties	56,000	60,000
2.02.02.02	Others	7,947,000	8,719,000
2.02.02.02.04	Trade payables - Agreements - Acquisition of Extra Stores	-	780,000
2.02.02.02.07	Other Non-current Liabilities	17,000	14,000
2.02.02.02.09	Lease Liability	7,930,000	7,925,000
2.02.04	Provision	211,000	165,000
2.02.06	Deferred Earnings and Revenue	29,000	31,000
2.02.06.02	Deferred Revenue	29,000	31,000
2.03	Shareholders’ Equity	3,980,000	3,896,000
2.03.01	Share Capital	1,265,000	1,263,000
2.03.02	Capital Reserves	45,000	36,000
2.03.04	Earnings Reserves	2,671,000	2,599,000
2.03.08	Other Comprehensive Income	(1,000)	(2,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 3/31/2023 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Operations
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2023 to 3/31/2023	1/1/2022 to 3/31/2022
3.01	Net Operating Revenue	15,096,000	11,443,000
3.02	Cost of Sales	(12,668,000)	(9,617,000)
3.03	Gross Profit	2,428,000	1,826,000
3.04	Operating Income / Expenses	(1,809,000)	(1,301,000)
3.04.01	Selling Expenses	(1,306,000)	(929,000)
3.04.02	General and Administrative Expenses	(206,000)	(168,000)
3.04.05	Other Operating Expenses	(309,000)	(212,000)
3.04.05.01	Depreciation/ Amortization	(313,000)	(204,000)
3.04.05.03	Other Operating Revenues (Expenses)	4,000	(8,000)
3.04.06	Share of Profit of Associates	12,000	8,000
3.05	Profit from Operations Before Net Financial Expenses and Taxes	619,000	525,000
3.06	Net Financial Expenses	(630,000)	(302,000)
3.06.01	Financial Revenues	70,000	70,000
3.06.02	Financial Expenses	(700,000)	(372,000)
3.07	(Loss) Income Before Income Tax and Social Contribution	(11,000)	223,000
3.08	Income Tax and Social Contribution	83,000	(9,000)
3.08.01	Current	-	(18,000)
3.08.02	Deferred	83,000	9,000
3.09	Net Income from Continued Operations	72,000	214,000
3.11	Net Income for the period	72,000	214,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings Per Share - Total
3.99.01.01	Common	0.053296	0.158659
3.99.02	Diluted Earnings Per Share - Total
3.99.02.01	Common	0.053141	0.157507

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 3/31/2023 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Comprehensive Income
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2023 to 3/31/2023	1/1/2022 to 3/31/2022
4.01	Net Income for the period	72,000	214,000
4.02	Other Comprehensive Income	1,000	(1,000)
4.02.04	Fair Value of Receivables	2,000	(2,000)
4.02.06	Income Tax Effect	(1,000)	1,000
4.03	Total Comprehensive Income for the period	73,000	213,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 3/31/2023 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Cash Flows - Indirect method
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2023 to 3/31/2023	1/1/2022 to 3/31/2022
6.01	Net Cash Operating Activities	24,000	853,000
6.01.01	Cash Provided by the Operations	1,187,000	870,000
6.01.01.01	Net Income for the period	72,000	214,000
6.01.01.02	Deferred Income Tax and Social Contribution	(83,000)	(9,000)
6.01.01.03	(Gain) Loss of Disposal of Property, Plant and Equipment and Leasing write-off	(6,000)	3,000
6.01.01.04	Depreciation and Amortization	336,000	219,000
6.01.01.05	Financial Charges	694,000	352,000
6.01.01.07	Share of Profit of Associates	(12,000)	(8,000)
6.01.01.08	Provision for Legal Proceedings	57,000	13,000
6.01.01.10	Provision for Stock Option	9,000	4,000
6.01.01.11	Allowance for Doubtful Accounts	-	3,000
6.01.01.13	Provision for Allowance for Inventory Losses and Damages	120,000	79,000
6.01.02	Variations in Assets and Liabilities	(1,163,000)	(17,000)
6.01.02.01	Trade Receivables	9,000	(148,000)
6.01.02.02	Inventories	23,000	(544,000)
6.01.02.03	Recoverables Taxes	132,000	(132,000)
6.01.02.04	Other Assets	(88,000)	(29,000)
6.01.02.05	Related Parties	(48,000)	18,000
6.01.02.06	Restricted Deposits for Legal Proceedings	4,000	2,000
6.01.02.07	Trade Payables	(1,111,000)	856,000
6.01.02.08	Payroll and Related Taxes	(1,000)	29,000
6.01.02.09	Taxes and Social Contributions Payable	(33,000)	(19,000)
6.01.02.10	Provision for Legal Proceedings	(14,000)	(14,000)
6.01.02.11	Deferred Revenue	(25,000)	(25,000)
6.01.02.12	Other Liabilities	(11,000)	(11,000)
6.02	Net Cash of Investing Activities	(534,000)	(1,527,000)
6.02.02	Purchase of Property, Plant and Equipment	(527,000)	(675,000)
6.02.03	Purchase of Intangible Assets	(22,000)	(602,000)
6.02.09	Proceeds from Property, Plant and Equipment	15,000	-
6.02.11	Purchase of Assets Held for Sale	-	(250,000)
6.03	Net Cash of Financing Activities	(1,198,000)	2,513,000
6.03.01	Capital Contribution	2,000	1,000
6.03.02	Proceeds from Borrowings and Financing	-	2,759,000
6.03.03	Payment of Borrowings and Financing	(39,000)	(13,000)
6.03.04	Payment of Interest on Borrowings and Financing	(142,000)	(43,000)
6.03.05	Dividends and interest on own equity, paid	(50,000)	-
6.03.09	Payment of Lease Liabilities	(151,000)	(28,000)
6.03.10	Payment of Interest on Lease Liabilities	(238,000)	(135,000)
6.03.11	Borrowing costs from borrowings and financing	(10,000)	(28,000)
6.03.12	Payment of Intangible Assets	(570,000)	-
6.05	(Decrease) Increase in Cash and Equivalents	(1,708,000)	1,839,000
6.05.01	Cash and Cash Equivalents at the beginning of the Period	5,842,000	2,550,000
6.05.02	Cash and Cash Equivalents at the end of the Period	4,134,000	4,389,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) Interim Financial Information - 3/31/2023 - SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2023 to 3/31/2023
R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	1,263,000	36,000	2,599,000	-	(2,000)	3,896,000
5.03	Adjusted Opening Balance	1,263,000	36,000	2,599,000	-	(2,000)	3,896,000
5.04	Capital Transactions with Shareholders	2,000	9,000	-	-	-	11,000
5.04.01	Capital Contribution	2,000	-	-	-	-	2,000
5.04.03	Stock Options Granted	-	9,000	-	-	-	9,000
5.05	Total Comprehensive Income	-	-	-	72,000	1,000	73,000
5.05.01	Net Income for the Period	-	-	-	72,000	-	72,000
5.05.02	Other Comprehensive Income	-	-	-	-	1,000	1,000
5.05.02.07	Fair Value of Receivables	-	-	-	-	2,000	2,000
5.05.02.09	Income Tax Effect	-	-	-	-	(1,000)	(1,000)
5.06	Internal chages of Shareholders' Equity	-	-	72,000	(72,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	72,000	(72,000)	-	-
5.07	Closing Balance	1,265,000	45,000	2,671,000	-	(1,000)	3,980,000
Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2022 to 3/31/2022
R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	788,000	18,000	1,961,000	-	(1,000)	2,766,000
5.03	Adjusted Opening Balance	788,000	18,000	1,961,000	-	(1,000)	2,766,000
5.04	Capital Transactions with Shareholders	1,000	4,000	-	-	-	5,000
5.04.01	Capital Contribution	1,000	-	-	-	-	1,000
5.04.03	Stock Options Granted	-	4,000	-	-	-	4,000
5.05	Total Comprehensive Income	-	-	-	214,000	(1,000)	213,000
5.05.01	Net Income for the Period	-	-	-	214,000	-	214,000
5.05.02	Other comprehensive income	-	-	-	-	(1,000)	(1,000)
5.05.02.07	Fair Value of Receivables	-	-	-	-	(2,000)	(2,000)
5.05.02.09	Income Tax Effect	-	-	-	-	1,000	1,000
5.06	Internal chages of Shareholders' Equity	-	-	163,000	(163,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	163,000	(163,000)	-	-
5.07	Closing Balance	789,000	22,000	2,124,000	51,000	(2,000)	2,984,000

1	CORPORATE INFORMATION

	Sendas Distribuidora S.A. (“Company” or “Sendas”) is a publicly held company listed in the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (B3), under ticker symbol "ASAI3" and on the New York Stock Exchange (NYSE), under ticker symbol "ASAI". The Company is primarily engaged in the retail and wholesale of food products, bazar items and other products through its chain of stores, operated under “ASSAÍ” brand, since this is the only disclosed segment. The Company's registered office is at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá, in the Statte of Rio de Janeiro. As of March 31, 2023, the Company operated 266 stores and 12 distribution centers in the five regions of the country, with operations in 23 states and in the Federal District.

	On March 17, 2023, through public offering of secondary distribution, the Company communicated to the market that Wilkes Participações S.A. ("Wilkes") offered the amount of 254 million common shares, with no increase in the Company's share capital.

	Following the liquidation of the offering, which occured on March 21, 2023, Casino now holds 157,582,865 common shares issued by the Company, representing 11.7% of its share capital and outstanding shares (excluding shares held by Casino and the Company's management) became 88.2% of the Company's share capital, no controller defined. In view of this change in share control, the Company became an associate of Wilkes, and, consequently, of Casino Guichard Perrachon ("Casino").

2	BASIS OF PREPARATION AND DISCLOSURE OF THE INTERIM FINANCIAL INFORMATION

	The interim financial information have been prepared in accordance with IAS 34 – Interim Financial Reporting issued by International Accounting Standards Board (“IASB”) and accounting standard CPC 21 (R1) – Interim report and disclosed aligned with the standards approved by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Interim Financial Information.

	The interim financial information have been prepared on the historical cost basis, except for (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, where applicable. All significant information related to the interim financial information, is being disclosed and is consistent with the information used by Management in managing the Company's activities.

	The interim financial information are presented in millions of Brazilian Reais (R$), which is the Company's functional currency.

	The interim financial information for the period ended March 31, 2023, were approved by the Board of Directors on May 04, 2023.

3	SIGNIFICANT ACCOUNTING POLICIES

	The main accounting policies and practices applied by the Company to the preparation of the interim financial information are in accordance with those adopted and disclosed in note 3 and in each explanatory note corresponding to the financial statements for the year ended December 31, 2022, and, therefore, it should be read together.

3.1	Standards, amendments and interpretation

	In the quarter ended on March 31, 2023, the new current standards were evaluated and produced no effect on the interim financial information disclosed, additionally the Company did not adopt in advance the IFRS issued and not yet on current.

4	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

	The preparation of the interim financial information requires Management to makes judgments and estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period, however, the uncertainties about these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future periods.

	The significant assumptions and estimates applied on the preparation of the interim financial information for the period ended March 31, 2023, were the same as those adopted in the financial statements for the year ended December 31, 2022, see note 5.

5	CASH AND CASH EQUIVALENTS

		3/31/2023	12/31/2022
	Cash and bank accounts	104	213
	Cash and bank accounts - Abroad (i)	23	24
	Financial investments (ii)	4,007	5,605
		4,134	5,842

	(i) As of March 31, 2023, the Company had funds held abroad, of which R$23 in US dollars (R$24 in US dollars as of December 31, 2022).

	(ii) As of March 31, 2023, the financial investments refer to the repurchase and resale agreements and Bank Deposit Certificates - CDB, with a weighted average interest rate of 95.07% of the CDI - Interbank Deposit Certificate (92.80% of the CDI as of December 31, 2022).

6	TRADE RECEIVABLES

					Note	3/31/2023	12/31/2022
	From sales with:
	Credit card operators				6.1	350	241
	Credit card operators with related parties				9.1	24	49
	Sales ticket and payment slips				6.2	161	249
	Trade receivables with related parties				9.1	17	24
	Trade receivables with suppliers/payment slips					23	18
						575	581
	Expected credit loss for doubtful accounts				6.3	(9)	(11)
						566	570

	The breakdown of trade receivables by their gross amount by maturity period is presented below:

				Overdue
		Total	Due	Less than 30 days	> 90 days
	3/31/2023	575	570	2	3
	12/31/2022	581	576	4	1

6.1	Credit card operators

	The Company, through a cash management strategy, advances receivables from credit card operators, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

6.2	Sales ticket and payment slips

	Refers to amounts derived from transactions through receipts: (i) tickets and meal vouchers R$65 (R$134 as of December 31, 2022); and (ii) payment slips R$96 (R$115 as of December 31, 2022).

6.3	Expected credit loss for doubtful accounts

						3/31/2023	3/31/2022
	At the beginning of the period					(11)	(6)
	Additions					(8)	(8)
	Reversals					10	5
	At the end of the period					(9)	(9)

7	INVENTORIES

					Note	3/31/2023	12/31/2022
	Stores					5,650	5,914
	Distribution centers					1,181	1,139
	Commercial agreements				7.1	(463)	(518)
	Allowance for loss on inventory obsolescence and damages				7.2	(44)	(68)
						6,324	6,467

7.1	Commercial agreements

	As of March 31, 2023, the amount of unrealized commercial agreements, presented as a reduction of inventory balance, totaled R$463 (R$518 as of December 31, 2022).

7.2	Allowance for loss on inventory obsolescence and damages

						3/31/2023	3/31/2022
	At the beginning of the period					(68)	(37)
	Additions					(126)	(85)
	Reversals					6	6
	Write-offs					144	92
	At the end of the period					(44)	(24)

8	RECOVERABLE TAXES

					Note	3/31/2023	12/31/2022
	State VAT tax credits - ICMS				8.1	1,176	1,210
	Social Integration Program and Contribution for Social Security Financing - PIS/COFINS				8.2	477	587
	Social Security Contribution - INSS					86	90
	Income tax and social contribution					98	74
	Others					13	21
	Total					1,850	1,982

	Current					1,010	1,055
	Non-current					840	927

8.1	State VAT tax credits - ICMS

	Since 2008, the Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. This system entails the prepayment of ICMS of the whole commercial chain, upon goods outflow from an industrial establishment or importer or their inflow into each State. The expansion of this system to an increasingly wider range of products sold in the retail generates the prepayment of the tax and consequently a refund in certain operations.

	The refund process requires evidence through tax documents and digital files of the transactions carried out that generated the right to refund for the Company. Only after its ratification by state tax authorities and/or the compliance with specific ancillary obligations aiming to support such evidence that credits can be used by the Company, which occur in periods after their generation.

	As the number of items sold in the retail subject to tax replacement has increased continuously, the tax credit to be refunded by the Company has also increased. The Company has realized these credits with authorization for immediate offset in view of its operation, by obtaining a special regime and also by means of other procedures regulated by state rules.

	With respect to credits that cannot yet be immediately offset, the Company's management, according to a technical recovery study, based on the future expectation of growth and consequent offset against taxes payable from its operations, believes that its future offset is viable. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of March 31, 2023, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below:

	Year	Amount
	Within 1 year	468
	From 1 to 2 years	347
	From 2 to 3 years	92
	From 3 to 4 years	83
	From 4 to 5 years	56
	More than 5 years	130
	Total	1,176

8.2	PIS and COFINS credit

	On March 15, 2017, the Federal Supreme Court (“STF”) recognized, the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices. The STF rendered a favorable decision to the taxpayers, concluding that all ICMS highlighted should be excluded from the calculation basis.

	The STF decided to modulate the effects of the decision, providing that taxpayers who distributed lawsuits before March 15, 2017 or who had administrative proceedings in progress before that same date, would be have right to take advantage of the past period. As the decision was rendered in a process with recognized general repercussions, the understanding reached is binding on all judges and courts. The Company filed a lawsuit on October 31, 2013, having obtained a favorable decision and a final and unappealable decision on July 16, 2021, thus allowing the recognition of the credit for the period covered by the lawsuit.

	Currently the Company, with the favorable judgment of the Supreme Court, has recognized the exclusion of ICMS from the PIS and COFINS calculation basis, based on the same assumptions above.

	• Expected realization of PIS and COFINS credits

	In related to the recoverable PIS and COFINS credits, the Company's management, based on a technical recovery study, considering future growth expectations and consequent offset against debts from its operations, projects its future realization. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of March 31, 2023, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable PIS and COFINS balance, as shown in the table below:

	Year	Amount
	Within 1 year	383
	From 1 to 2 years	94
	Total	477

9	RELATED PARTIES

9.1	Balances and related party transactions

		Assets				Liabilities				Transactions
		Clients		Other assets		Suppliers		Other liabilities		Revenue (expenses)
		3/31/2023	12/31/2022	3/31/2023	12/31/2022	3/31/2023	12/31/2022	3/31/2023	12/31/2022	3/31/2023	3/31/2022
	Associates
	Casino Guichard Perrachon	-	-	-	-	-	-	-	21	(16)	(13)
	Euris	-	-	-	-	-	-	1	1	(1)	(1)
	Grupo Pão de Açúcar ("GPA") (i)	17	24	255	234	15	8	226	237	(3)	(92)
	Greenyellow (ii)	-	-	-	-	-	-	-	-	-	(8)
	Wilkes Participações S.A.	-	-	-	-	-	-	2	2	(2)	(2)
	Subtotal	17	24	255	234	15	8	229	261	(22)	(116)
	Joint venture
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	24	49	15	18	12	25	-	-	6	6
	Subtotal	24	49	15	18	12	25	-	-	6	6
	Total	41	73	270	252	27	33	229	261	(16)	(110)

	Current	41	73	-	-	27	33	173	201
	Non-current	-	-	270	252	-	-	56	60

	(i) As of March 31, 2023, the amount recorded in other assets is substantially composed by R$155 referring to the balance receivable from the sale of 16 Extra Hiper stores (R$150 as of December 31, 2022) and R$98 referring to the indemnification process signed in the separation agreement between the companies that occurred on December 14, 2020 (R$82 as of December 31, 2022). The amount recorded in other liabilities is substantially composed by R$185 referring to the indemnification process and refunds signed in the separation agreement between the parties (R$187 as of December 31, 2022).

	(ii) As result of the sale of Wilkes participation, as disclosed in note 1, Greenyellow is no longer an associate of the Company.

9.2	Management compensation

	Expenses referring to the executive board compensation recorded in the Company’s statement of operations in the periods ended March 31,2023 and 2022 as follows (amounts expressed in thousands reais):

		Base salary		Variable compensation		Stock option plan		Total
		2023	2022	2023	2022	2023	2022	2023	2022
	Board of directors	2,722	3,963	-	-	5,154	1,673	7,876	5,636
	Directors statutory	2,809	2,962	3,722	2,484	3,017	1,542	9,548	6,988
	Directors non-statutory	7,302	6,253	9,579	3,860	2,552	596	19,433	10,709
	Fiscal council	130	130	-	-	-	-	130	130
		12,963	13,308	13,301	6,344	10,723	3,811	36,987	23,463

	The stock option plan, fully in shares, refers to the Company's and this plan has been trated in the Company's statement of operations. The corresponding expenses are allocated to the Company and recorded in statement of operations against capital reserve - stock options in shareholders' equity. There are no other short-term or long-term benefits granted to members of the Company's management.

10	INVESTMENTS

	The details of the Company's investments at the end of the period are as follow:

							Participation in investments - %
							Direct participation
	Investment type	Company				Country	3/31/2023	12/31/2022

	Joint venture	Bellamar Empreendimento e Participações S.A.				Brazil	50.00	50.00

	Summary of financial information of Joint Venture

				3/31/2023	12/31/2022
	Current assets			23	1
	Non-current assets			523	519
	Shareholders´ equity			546	520

				3/31/2023	3/31/2022
	Net income for the period			24	16

	Investments composition and breakdown

					Bellamar
	As of December 31, 2021				789
	Share of profit of associates				8
	As of March 31, 2022				797

	As of December 31, 2022				833
	Share of profit of associates				12
	Dividends received				(7)
	As of March 31, 2023				838

11	PROPERTY, PLANT AND EQUIPMENT

11.1	Property, plant and equipment breakdown

		As of 12/31/2022	Additions (i)	Lease modification	Write-off	Depreciation	Transfers and others (ii)	As of 3/31/2023
	Lands	600	-	-	-	-	(41)	559
	Buildings	730	-	-	-	(5)	(2)	723
	Improvements	6,865	352	-	(11)	(99)	27	7,134
	Machinery and equipments	1,440	87	-	(10)	(68)	140	1,589
	Facilities	585	30	-	(1)	(12)	-	602
	Furnitures and appliances	755	26	-	(1)	(24)	63	819
	Constructions in progress	543	16	-	-	-	(250)	309
	Others	64	8	-	-	(5)	34	101
	Subtotal	11,582	519	-	(23)	(213)	(29)	11,836
	Lease - right of use:
	Buildings	7,593	27	162	(110)	(115)	(12)	7,545
	Equipments	8	-	-	-	(1)	-	7
	Subtotal	7,601	27	162	(110)	(116)	(12)	7,552
	Total	19,183	546	162	(133)	(329)	(41)	19,388

		As of 12/31/2021	Additions (i)	Lease modification	Write-off	Depreciation	Transfers and others	As of 3/31/2022
	Lands	570	46	-	-	-	(1)	615
	Buildings	656	32	-	-	(4)	(3)	681
	Improvements	3,596	520	-	(1)	(66)	29	4,078
	Machinery and equipments	828	82	-	(1)	(40)	6	875
	Facilities	362	29	-	-	(8)	1	384
	Furnitures and appliances	416	23	-	-	(16)	42	465
	Constructions in progress	235	28	-	-	-	(64)	199
	Others	37	3	-	(1)	(1)	7	45
	Subtotal	6,700	763	-	(3)	(135)	17	7,342
	Lease - right of use:
	Buildings	3,604	1,842	145	-	(75)	(17)	5,499
	Equipments	16	-	-	(1)	(1)	-	14
	Subtotal	3,620	1,842	145	(1)	(76)	(17)	5,513
	Total	10,320	2,605	145	(4)	(211)	-	12,855

	(i) Include the borring capitalization in the amount of R$91 (R$107 as of March 31, 2022), see note 11.3.

	(ii) The amount of R$41 refers to the write-off of provisions for the acquisition of points of sale.

11.2	Composition of Property, plant and equipment
		3/31/2023			12/31/2022
		Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
	Lands	559	-	559	600	-	600
	Buildings	856	(133)	723	859	(129)	730
	Improvements	8,299	(1,165)	7,134	7,933	(1,068)	6,865
	Machinery and equipments	2,371	(782)	1,589	2,160	(720)	1,440
	Facilities	758	(156)	602	729	(144)	585
	Furnitures and appliances	1,129	(310)	819	1,043	(288)	755
	Constructions in progress	309	-	309	543	-	543
	Others	199	(98)	101	157	(93)	64
	Subtotal	14,480	(2,644)	11,836	14,024	(2,442)	11,582
	Lease - right of use:
	Buildings	8,972	(1,427)	7,545	8,924	(1,331)	7,593
	Equipments	56	(49)	7	57	(49)	8
	Subtotal	9,028	(1,476)	7,552	8,981	(1,380)	7,601
	Total	23,508	(4,120)	19,388	23,005	(3,822)	19,183

11.3	Capitalized borrowing costs and lease

	The value of capitalized borrowing costs and lease directly attributable to the reform, construction and acquisition of property, plant and equipment and intangible assets within the scope of CPC 20 (R1)/IAS 23 - Borrowings Costs and the amount interest on lease liabilities incorporated into the value of the property, plant and equipment and/or intangible assets, for the period in which the assets are not yet in their intended use in accordance with CPC 06 (R2)/IFRS 16 - Leases, amounted to R$91 (R$107 as of March 31, 2022). The rate used to calculate the borrowing costs eligible for capitalization was 110.62% (127.53% at March 31, 2022) of CDI, corresponding to the effective interest rate of loans taken by the Company.

11.4	Additions to property, plant and equipment for cash flow presentation purpose

			3/31/2023	3/31/2022
	Additions		546	2,605
	Leases		(27)	(1,842)
	Capitalized borrowing costs		(91)	(107)
	Financing of property, plant and equipment - Additions		(435)	(751)
	Financing of property, plant and equipment - Payments		534	770
	Total		527	675

	Additions related to the purchase of operating assets, purchase of land and buildings to expansion activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

	The additions and payments of property, plant and equipment above are presented to reconcile the acquisitions during the period with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

11.5	Other informations

	As of March 31, 2023, the Company recorded in the cost of sales and services the amount of R$23 (R$15 as of March 31, 2022), relating to the depreciation of machinery, building and facilities of distribution centers.

12	INTANGIBLE ASSETS

		As of 12/31/2022	Additions	Amortization	As of 3/31/2023

	Goodwill	618	-	-	618
	Softwares	76	5	(4)	77
	Commercial rights	4,267	17	(2)	4,282
	Trade name	39	-	-	39
	Subtotal	5,000	22	(6)	5,016
	Lease - right of use:
	Assets and rights	18	-	(1)	17
	Subtotal	18	-	(1)	17
	Total	5,018	22	(7)	5,033

		As of 12/31/2021	Additions	Amortization	As of 3/31/2022

	Goodwill	618	-	-	618
	Softwares	75	2	(5)	72
	Commercial rights (i)	1,136	2,889	(2)	4,023
	Trade name	39	-	-	39
	Subtotal	1,868	2,891	(7)	4,752
	Lease - right of use:
	Assets and rights	19	-	(1)	18
	Subtotal	19	-	(1)	18
	Total	1,887	2,891	(8)	4,770

	(i) In the period ended March 31, 2022, in the Additions column, are presented the amounts related to the acquisition of the 40 commercial points from Extra Hiper stores, in the amount of R$2.889.

		3/31/2023			12/31/2022
		Historical cost	Accumulated amortization	Net amount	Historical cost	Accumulated amortization	Net amount

	Goodwill	871	(253)	618	871	(253)	618
	Softwares	156	(79)	77	151	(75)	76
	Commercial rights	4,317	(35)	4,282	4,299	(32)	4,267
	Trade name	39	-	39	39	-	39
		5,383	(367)	5,016	5,360	(360)	5,000
	Lease - right of use:
	Assets and rights	28	(11)	17	29	(11)	18
	Total	5,411	(378)	5,033	5,389	(371)	5,018

12.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

	The impairment test of intangible assets uses the same practices described in note 12.1 as part of financial statements as of December 31, 2022.

	The Company monitored the plan used to assess impairment for Cash Generating Units (CGUs) on December 31, 2021, and concluded that there is no events which could indicates losses or the need of a new evaluation for the period ended March 31, 2023.

12.2	Additions to intangible assets for cash flow presentation purpose

			3/31/2023	3/31/2022
	Additions		22	2,891
	Financing of intangible assets - Additions		-	(2,889)
	Financing of intangible assets - Payments		-	600
	Total		22	602

13	TRADE PAYABLES AND TRADE PAYABLES - AGREEMENTS

		Note	3/31/2023	12/31/2022
	Trade Payables
	Product suppliers		8,036	9,196
	Supliers - Acquisition of propert, plant and equipament		101	140
	Service providers		154	129
	Service providers - related parties	9.1	27	33
	Bonuses from suppliers	13.1	(683)	(960)
	Total Suppliers		7,635	8,538

	Trade Payables - Agreements
	Product suppliers	13.2	567	813
	Supliers - Acquisition of propert, plant and equipament	13.2	1,120	1,226
	Supliers - Agreements - Acquisition of Extra Stores	13.3	2,739	3,202
	Total Suppliers - Agreements		4,426	5,241

	Total		12,061	13,779

	Current		12,061	12,999
	Non-current		-	780

13.1	Bonuses from suppliers

	These include commercial agreements and discounts obtained from suppliers. These amounts are defined in agreements and include discounts for purchase volume, joint marketing programs, freight reimbursements, and other similar programs. The receipt occurs by deducting trade notes payable to suppliers, according to conditions established in the supply agreements, so that the financial settlements occur for the net amount.

13.2	Agreements among suppliers, the Company and banks

	The Company maintains agreements signed with financial institutions, through which, suppliers of products, capital goods and services, have the possibility of structuring operations of anticipation receivables securities related to commercial operations between the parties.

	Management assessed that the economic substance of the transaction is operational, considering that the anticipation is a exclusive decision of the supplier and, for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the contracted amounts . Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

	Additionally, there is no exposure to any financial institution individually related to these operations and these liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial) related.

	These balances are classified as "Trade Payables - Agreements" and payments are made to financial institutions under the same conditions as those originally agreed with the supplier. As a result, all cash flow from these operations is presented as operating in the statement of cash flows.

	As of March 31, 2023, the balance payable related to these operations is R$1,687 (R$2,039 as of December 31, 2022).

13.3	Suppliers - Agreements - Acquisition of Extra Stores

	On September and December, 2022, the GPA realized the assignment of its receivables on the sale of Extra stores to the Company with a financial institution corresponding to the installments due between 2023 and 2024. The Company's management, as the consenting party of the operation, evaluated the contractual terms of the assignment of receivables and in accordance with CPC 26 (R1)/IAS 1 - Presentation of financial statements, concluded that there was no modification in the conditions originally contracted with the GPA, maintaining the characteristic of the terms and the payments of the installments will be made directly by the Company to the financial institution, maintaining the same due dates and interest previously agreed with GPA. Therefore, Management concluded that the characteristic of the operation was maintained as an accounts payable for the acquisition of the commercial points of the Extra Hiper stores.

	As of March 31, 2023, the balance is R$2,739 (R$3,202 as of December 31, 2022).

14	FINANCIAL INSTRUMENTS

	The main financial instruments and their amount recorded in the interim financial information, by category, are as follows:

		Note	3/31/2023	12/31/2022
	Financial assets
	Amortized cost
	Cash and cash equivalents	5	4,134	5,842
	Related parties - assets	9.1	270	252
	Trade receivables and other accounts receivable		170	198
	Fair value through income
	Gain of financial instruments at fair value	14.6.1	228	182
	Fair value through other comprehensive income
	Trade receivables with credit card companies and sales tickets		439	424
	Financial liabilities
	Other financial liabilities - amortized cost
	Related parties - liabilities	9.1	(229)	(261)
	Trade payables na trade payables - Agreements	13	(12,061)	(13,779)
	Borrowings and financing	14.6.1	(1,221)	(1,217)
	Debentures and promissory notes	14.7	(11,325)	(11,025)
	Lease liabilities	16.1	(8,279)	(8,360)
	Fair value through income
	Borrowings and financing, including derivatives	14.6.1	(303)	(313)
	Loss of financial instruments at fair value	14.6.1	(33)	(36)
	Net exposure		(28,210)	(28,093)

	The fair value of other financial instruments detailed in the table above approximates the carrying amount based on the existing payment terms and conditions. The financial instruments measured at amortized cost, the fair values of wich differ from the carrying amounts are disclosed in note 14.4.

14.1	Considerations on risk factors that may affect the business of the Company

14.1.1	Credit Risk

	• Cash and cash equivalents

	In order to minimize the credit risk, the investiment policies adopted establish in financial institutions approved by the Company’s Financial Committee, considering the monetary limits and evaluations of financial instituions, which are regularly updated.

	• Trade receivables

	The credit risk related to trade receivables is minimized by the fact that a large part of installment sales are made with credit cards. These receivables may be advanced at any time, without right of recource, with banks or credit card companies, for the porpuse of providing working capital, generating the derecognition of the accounts receivable. In addition the main acquirers used by the Company are related to first-tier financial institutions with low credit risk. Additionally, mainly for trade receivables collected in installments, the Company monitors the risk for the grating of credit and for the periodic analysis of the expected loss balances.

	The Company also incurs counterparty risk related to derivative instruments, this risk is mitigated by the carrying out transactions, according to policies approved by governance bodies.

	There are no amounts receivable that individually, account for more than 5% of the accounts receivable or revenues.

14.1.2	Interest rate risk

	The Company obtains borrowings and financing with major financial institutions in order to meet cash requirements for investments. Accordingly, the Company is mainly exposed to the risk of significant fluctuations in the interest rate, especially the rate related to derivative liabilities (foreign currency exposure hedge) and indexed to CDI. The balance of cash and cash equivalents, indexed to CDI, partially offsets the risk of flutuations in the interest rates.

14.1.3	Foreign currency exchange rate risk

	The fluctuations in the exchange rates may increase the balances of borrowings foreign currency and for this reason the Company uses derivative financial instruments such as swaps to mitigate the foreign exchange rate risk, converting the cost of debt into domestic currency and interest rates.

14.1.4	Capital risk management

	The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments considering the changes in the economic conditions.

	The capital structure is as follows:

				3/31/2023	12/31/2022

	Borrowings, financing, debentures and promissory notes			(12,882)	(12,591)
	(-) Cash and cash equivalents			4,134	5,842
	(-) Derivative financial instruments			228	182
	Net debt			(8,520)	(6,567)

	Shareholders’ equity			3,980	3,896
	% Net debt over Shareholders’ equity			214%	169%

14.1.5	Liquidity risk management

	The Company manages liquidity risk through daily monitoring of cash flows and control of maturities of financial assets and liabilities.

	The table below summarizes the aging profile of the Company’s financial liabilities as of March 31, 2023.

			Less than 1 year	1 to 5 years	More than 5 years	Total
	Borrowings and financing		924	830	-	1,754
	Debenture and promissory notes		1,155	11,674	3,377	16,206
	Derivative financial instruments		204	438	(715)	(73)
	Lease liabilities		1,273	5,832	13,440	20,545
	Trade payables		7,635	-	-	7,635
	Trade Payables - Agreements		1,687	-	-	1,687
	Trade payables - Agreements - Acquisition of Extra Stores		2,935	-	-	2,935
	Total		15,813	18,774	16,102	50,689

	The information was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make the payment or be eligible to receive the payment. To the extent that interest rates are floating, the undiscounted amount is obtained based on interest rate curves for the period ended March 31, 2023. Therefore, certain balances presented do not agree with the balances represented in the balance sheets.

14.2	Derivative financial instruments

		Notional value		Fair value
		3/31/2023	12/31/2022	3/31/2023	12/31/2022
	Swap of hedge
	Hedge purpose (debt)	2,360	2,360	2,588	2,542

	Long Position
	Fixed rate	106	106	108	109
	USD + Fixed	282	282	282	282
	Hedge - CRI	1,972	1,972	2,198	2,151

	Short Position	(2,360)	(2,360)	(2,393)	(2,396)

	Net hedge position	-	-	195	146

	Realized and unrealized gains and losses on these contracts during the period ended March 31, 2023, are recorded as financial revenues or expenses, net and the balance receivable at fair value is R$195 (balance receivable of R$146 as of December 31, 2022). The assets are recorded as “derivate financial instruments” and the liability as “borrowings and financing”.

	The effects of the hedge at fair value through income for the period ended March 31, 2023, resulted in a gain of R$12 (loss of R$4 as of March 31, 2022), recorded under cost of debt, see note 23.

14.2.1	Fair values of derivative financial instruments

	Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

	The fair values are calculated based on projected future cash flow, using the future CDI curves released by B3, plus the operation spreads, and discounting them to present value using the same CDI curves by B3.

	The fair values of exchange coupon swaps versus CDI rate were obtained using the exchange rates effective at the reporting date and the rates projected by the market based on the currency coupon curves.

	In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

14.3	Sensitivity analysis of financial instruments

	According to Management's assessment, the most probable scenario considered was, on the maturity date of each transaction, the market curves (currencies and interest) of B3.

	Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect of sensitivity analysis, a deterioration of 5% and 10%, respectively, in the risk variables was considered, up to one year of financial instruments.

	For the probable scenario, the weighted exchange rate defined was R$5.20 on the due date, and the weighted interest rate (CDI) was 12.94% per year.

	In the case of derivative financial instruments (aiming at hedging the financial debt), the variations of the scenarios are accompanied by the respective hedges, indicating that the effects are not significant.

	The Company disclosed the net exposure of the derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the mentioned scenarios:

						Market projections
	Transactions	Note	Risk (Rate Increase)		As of 3/31/2023	Scenario (I)	Scenario (II)	Scenario (III)
	Borrowings and financing	14.6.1	CDI + 1.55% per year		(1,227)	(167)	(175)	(183)
	Borrowings and financing (fixed rate)	14.6.1	TR + 9.80%		(46)	(58)	(62)	(66)
	Borrowings and financing (foreign currency)	14.6.1	USD + 1.06% per year		(283)	15	2	(11)
	Debentures and promissory notes	14.6.1	CDI + 1.45% per year		(11,426)	(1,556)	(1,634)	(1,711)
	Total net effect (loss)				(12,982)	(1,766)	(1,869)	(1,971)

	Cash equivalents	5	95.07%		4,007	507	532	557

	Net exposure loss				(8,975)	(1,259)	(1,337)	(1,414)

14.4	Fair value measurement

	The Company discloses the fair value of financial instruments measured at fair values and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amounts, pursuant to CPC 46/IFRS 13, which address the concepts of measurement and disclosure requirements. The fair value hierarchy levels are defined below:

	Level 1: fair value measurement at the balance sheet date using quoted prices (unadjusted) in active markets for identical assets or liabilities to which entity may have access at the measurement date.

	Level 2: fair value measurement at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, except quoted prices included in Level 1.

	Level 3: fair value measurement at the balance sheet date using non-observable data for the asset or liability.

	The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

	The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, for which the fair value has been disclosed in the interim financial information:

			Carrying amount		Fair value
			3/31/2023	12/31/2022	3/31/2023	12/31/2022	Level
	Trade receivables with credit cards companies and sales tickets		439	424	439	424	2
	Interest rate swaps between currencies		(33)	(36)	(33)	(36)	2
	Interest rate swaps		2	2	2	2	2
	Interest rate swaps - CRI		226	180	226	180	2
	Borrowings, financing and debentures (fair value)		(2,487)	(2,435)	(2,487)	(2,435)	2
	Borrowings, financing and debentures (amortized cost)		(10,362)	(10,120)	(10,241)	(9,974)	2
			(12,215)	(11,985)	(12,094)	(11,839)

	There were no changes between fair value measurement hierarchy levels during the period ended March 31, 2023.

	Interest rate swaps, cross-currency and borrowings and financing are classified in Level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

14.5	Operations with derivative financial instruments

	The Company has derivative contracts with the following prime financial institutions.

	The outstanding derivative financial instruments are presented in the table below:

	Description		Notional value	Due date	3/31/2023	12/31/2022
	Debt
	USD - BRL		USD50	2023	(33)	(36)

	Debt
	IPCA - BRL		R$1,972	2028, 2029 and 2031	226	180

	Interest rate swaps registered at CETIP
	Pre-fixed rate x CDI		R$54	2027	1	1
	Pre-fixed rate x CDI		R$52	2027	1	1
	Derivatives - Fair value hedge - Brazil				195	146

14.6	Borrowings and financing

14.6.1	Debt breakdown

		Weighted average	3/31/2023	12/31/2022
	Current
	Debentures and promissory notes	CDI + 1.56 per year	541	454
	Borrowing costs		(24)	(23)
	Total debentures and promissory notes		517	431
				'
	Borrowings and financing
	In domestic currency
	Working capital	TR + 9.80%	12	12
	Working capital	CDI + 1.16% per year	527	523
	Borrowing costs		(4)	(4)
	Total domestic currency		535	531

	In foreign currency
	Working capital	USD + 1.06% per year	254	262
	Total in foreign currency		254	262
	Total of borrowings and financing		789	793

	Derivative financial instruments
	Swap contracts	CDI + 0.89% per year	(34)	(27)
	Swap contracts	CDI + 1.35% per year	33	36
	Total derivative financial instruments		(1)	9
	Total current		1,305	1,233

		Weighted average	3/31/2023	12/31/2022
	Non-current
	Debenture and promissory notes	CDI + 1.44% per year	10,885	10,669
	Borrowing costs		(77)	(75)
	Total debentures and promissory notes		10,808	10,594

	Borrowings and financing
	In domestic currency
	Working capital	TR + 9.80%	37	39
	Working capital	CDI + 1.84% per year	700	700
	Borrowing costs		(2)	(2)
	Total of domestic currrency		735	737

	Total of borrowings and financing		735	737

	Derivative financial instruments
	Swap contracts	CDI + 0,89 a.a.	(194)	(155)
	Total derivative financial instruments		(194)	(155)
	Total non-current		11,349	11,176

	Total		12,654	12,409

	Current asset		34	27
	Non-current asset		194	155
	Current liabilities		1,339	1,260
	Non-current liabilities		11,543	11,331

14.6.2	Rollforward of borrowings and financing

				Value
	Balance as of December 31, 2021			8,001
	Funding			2,748
	Borrowing costs			(17)
	Interest provision			302
	Swap contracts			32
	Mark-to-market			(58)
	Exchange rate and monetary variation			(42)
	Borrowing costs amortization			6
	Interest amortization			(43)
	Principal amortization			(3)
	Swap amortization			(10)
	Balance as of March 31, 2022			10,916

				Value
	Balance as of December 31, 2022			12,409
	Borrowing costs (i)			(10)
	Interest provision			449
	Swap contracts			7
	Mark-to-market			(19)
	Exchange rate and monetary variation			(7)
	Borrowing costs amortization			6
	Interest amortization			(142)
	Principal amortization			(3)
	Swap amortization			(36)
	Balance as of March 31, 2023			12,654

	(i) Costs related to negotiating of waiver for granting consent to change share control, as disclosed in note 1, in capital market operations, carried out over the period, without changing other contractual clauses with financial institutions.

14.6.3	Schedule of non-current maturities

	Maturity	Value
	From 1 to 2 years	4,859
	From 2 to 3 years	1,255
	From 3 to 4 years	1,526
	From 4 to 5 years	1,363
	More than 5 years	2,425
	Total	11,428

	Borrowing cost	(79)
	Total	11,349

14.7	Debentures and promissory notes

					Date
			Issue amount (in thousands)	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in Reais)	3/31/2023	12/31/2022
	First Issue of Promissory Notes - 4th series		250	5	7/4/2019	7/4/2023	CDI + 0.72% per year	65,660,563	328	317
	First Issue of Promissory Notes - 5th series		200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	65,660,563	263	254
	First Issue of Promissory Notes - 6th series		200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	65,660,563	263	254
	Second Issue of Debentures - 1st series		940,000	940,000	6/1/2021	5/20/2026	CDI + 1.70% per year	1,054	992	957
	Second Issue of Debentures - 2nd series		660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,055	696	672
	Second Issue of Promissory Notes - 1st series		1,250,000	1,250,000	8/27/2021	8/27/2024	CDI + 1.47% per year	1,215	1,519	1,467
	Second Issue of Promissory Notes - 2nd series		1,250,000	1,250,000	8/27/2021	2/27/2025	CDI + 1.53% per year	1,216	1,520	1,468
	Third Issue of Debentures - 1st series - CRI		982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,129	1,110	1,072
	Third Issue of Debentures - 2nd series - CRI		517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,130	585	565
	Fourth Issue of Debentures - single series		2,000,000	2,000,000	1/7/2022	11/26/2027	CDI + 1.75% per year	1,051	2,103	2,028
	First Issue of Commercial Paper Notes - single series		750,000	750,000	2/10/2022	2/9/2025	CDI + 1.70% per year	1,019	764	793
	Fifth Issue of Debentures - single series - CRI		250,000	250,000	4/5/2022	3/28/2025	CDI + 0.75% per year	1,001	250	258
	Sixth Issue of Debentures - 1st series - CRI		72,962	72,962	9/28/2022	9/11/2026	CDI + 0.60% per year	1,006	73	75
	Sixth Issue of Debentures - 2nd series - CRI		55,245	55,245	9/28/2022	9/13/2027	CDI + 0.70% per year	1,006	56	57
	Sixth Issue of Debentures - 3rd series - CRI		471,793	471,793	9/28/2022	9/13/2029	IPCA + 6.70% per year	1,036	489	485
	Second Issue of Commercial Paper Notes - single series		400,000	400,000	12/26/2022	12/26/2025	CDI + 0.93% per year	1,037	415	401
	Borrowing cost								(101)	(98)
									11,325	11,025

	Current								517	431
	Non-current								10,808	10,594

	The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt and investment profile. The debentures issued are non-preemptive, non-convertible into shares, do not have renegotiation clauses and do not have guarantee.

14.8	Borrowings in foreign currencies

	As of March 31, 2023, the Company has borrowings in foreign currency (US dollar) to strengthen its working capital, maintain its cash strategy, and lengthen its debt and investment profile.

14.9	Guarantees

	The Company has signed a promissory note for a borrowing agreement with Scotiabank in the amount of USD50 million, which can be executed after maturity and non-payment of the borrowing.

14.10	Swap contracts

	The Company uses swap operations for 100% of its borrowings denominated in US dollars, fixed interest rates and IPCA, exchanging these liabilities for Real pegged to the CDI (floating) interest rates. The annual average rate of the CDI at March 31, 2023 was 13.28% (12.43% at December 31, 2022).

14.11	Financial covenants

	In connection with the debentures and promissory notes issued and part of borrowing operations in foreign currency, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s interim financial information prepared in accordance with the accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00 not exceeding equity; and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.00.

	As of March 31, 2023, the Company was fulfilled all contractual obligations and in compliant with these ratios.

15	PROVISION FOR LEGAL PROCEEDINGS

	The provision for legal proceedings is estimated by the Company and supported by its legal counsel and was established in an amount considered sufficient.

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2021	109	69	27	205
	Additions	1	16	2	19
	Reversals	-	(6)	-	(6)
	Payments	-	(5)	(9)	(14)
	Monetary correction	1	1	-	2
	Balance as of March 31, 2022	111	75	20	206

	Restricted deposits for legal proceedings	(64)	(42)	(2)	(108)
	Net provision of judicial deposits	47	33	18	98

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2022	55	86	24	165
	Additions	7	55	3	65
	Reversals	-	(6)	(2)	(8)
	Payments	(4)	(9)	(1)	(14)
	Monetary correction	-	2	1	3
	Balance as of March 31, 2023	58	128	25	211

	Restricted deposits for legal proceedings	(1)	(25)	(9)	(35)
	Net provision of judicial deposits	57	103	16	176

15.1	Tax claims

	Tax claims are subject by law to monthly monetary adjustment, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

	The Company has other tax claims, which according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of the Accident Prevention Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) IPI in the resale of imported products; and (iv) other matters.

	The amount provisioned for these matters as of March 31, 2023, is R$58 (R$55 as of December 31, 2022).

15.2	Social security and labor

The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. As of March 31, 2023, the Company recorded a provision of R$128 (R$86 as of December 31, 2022), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and records provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

15.3	Civil

The Company is party to civil proceedings (indemnifications, collections, among others) that are in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

Among these proceedings, we highlight the following:

The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. As of March 31, 2023, the amount of the provision for these lawsuits is R$20 (R$19 as of December 31, 2022), for which there are no judicial deposits for legal proceedings.

The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, with thw assistence of its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the estimate of loss. As of March 31, 2023, the amount of provision for these lawsuits is R$5 (R$5 as of December 31, 2022).

The Company’s total civil, regulatory and property claims as of March 31, 2023, is R$25 (R$24 as of December 31, 2022).

15.4	Contingent liabilities not accrued

The Company is a party to other litigations for which the risk of loss was classified by its legal counsel to be possible, therefore, not accrued, totaling an updated amount of R$2,502 as of March 31, 2023 (R$2,443 as of December 31, 2022), which are mainly related to:

IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill tax amortization disallowance, disagreements regarding payments and overpayments, fines for non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$622 as of March 31, 2023 (R$612 as of December 31, 2022).

COFINS and PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine for non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$663 as of March 31, 2023 (R$650 as of December 31, 2022).

ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from: (i) purchases from suppliers considered unqualified by the registry of the State Revenue Service, and (ii) among others matters. These tax assessments amount to R$1,115 as of March 31, 2023 (R$1,084 as of December 31, 2022). These proceedings are pending final judgment at the administrative and judicial levels.

ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines for non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$17 as of March 31, 2023 (R$16 as of December 31, 2022). These proceedings are pending judgment at the administrative and judicial levels.

INSS (national institute of social security) – The Company was assessed for divergences in the FGTS and Social Security form (GFIP), offsets not approved, among other matters, with possible losses of R$23 as of March 31, 2023 (R$23 as of December 31, 2022). Proceedings have been discussed in the administrative and judicial level.

Other litigation – These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings in civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality – INMETRO, the National Agency of Sanitary Surveillance – ANVISA, among others, totaling R$47 as of March 31, 2023 (R$44 as of December 31, 2022).

Three collective proceedings were opened due to an approach to a customer, in August 2021 at the store in Limeira - SP, in which claim supposed racial issues. All were duly answered. One of them has already been extinguished by the judiciary without major effects. As of March 31, 2023, there are still two lawsuits in progress and, given the subjectivity of the matter, it is still not possible to reasonably estimate the amounts involved. A significant impact on the interim financial information is not yet expected.

	The Company engages external legal counsel to represent it in tax matters, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, as of March 31, 2023, the estimated amount, in case of success of all lawsuits, was approximately R$15 (R$14 as of December 31, 2022).

15.5	Guarantees

	The Company provided bank guarantees and insurance guarantees for judicial proceedings of a civil, tax and labor nature, described below:

	Lawsuits	3/31/2023	3/31/2022

	Tax	773	640
	Labor	88	97
	Civil and others	488	302
	Total	1,349	1,039

	The cost of guarantees at March 31, 2023 is aproximately 0.30% per year of the amount of the lawsuits (0.31% as at March 31, 2022) and is recorded as a financial expense.

15.6	Restricted deposits for legal proceedings

	The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in amounts equivalent to the final court decisions, as well as judicial deposits related to the provision for legal claims.

	The Company recorded amounts referring to judicial deposits in its assets as follows.

	Lawsuits	3/31/2023	12/31/2022

	Tax	12	12
	Labor	30	34
	Civil and others	10	10
	Total	52	56

16	LEASE LIABILITIES

16.1	Minimum future payments and potential right of PIS and COFINS

	Lease contracts totaled R$8,279 as of March 31, 2023 (R$8,360 as of December 31, 2022). The minimum future payments, according to lease agreements, with the present value of minimum lease payments, are as follows:

					3/31/2023	12/31/2022
	Lease liabilities - minimum payments
	Less than 1 year				349	435
	From 1 to 5 years				1,640	1,646
	More than 5 years				6,290	6,279
	Present value of lease liabilities				8,279	8,360
	Current				349	435
	Non-current				7,930	7,925

	Future financing charges				12,266	12,318
	Gross amount of financial lease agreements				20,545	20,678

	PIS and COFINS embedded in the present value of lease agreements				503	508
	PIS and COFINS embedded in the gross value of lease agreements				1,249	1,257

	Lease liabilities interest expense is stated in note 23. The Company´s incremental interest rate at the agreement signing date was 12.23% in the period ended March 31, 2023 (12.20% at December 31, 2022).

	If the Company adopts the projection of inflation embedded in the nominal incremental rate and converting to a present value as a calculation method, the average percentage of inflation to be project for year would be approximately 8.80% (8.74% at December 31, 2022). The average term of the agreements analyzed is 18.22 years.

16.2	Lease liability rollforward

				Amount
	As of December 31, 2021			4,051
	Addition - Lease			1,842
	Lease modification			145
	Interest provision			145
	Principal amortizations			(28)
	Interest amortization			(135)
	As of March 31, 2022			6,020

				Amount
	As of December 31, 2022			8,360
	Addition - Lease			27
	Lease modification			162
	Interest provision			239
	Principal amortizations			(151)
	Interest amortization			(238)
	Write-off due to early termination of agreement			(120)
	As of March 31, 2023			8,279

16.3	Lease expense on variable rents, low-value, and short-term assets

		3/31/2023	3/31/2022
	(Expenses) revenues of the period:
	Variables (1% to 2% of sales)	(6)	(1)
	Subleases (i)	21	9

	(i) Refers mainly to the revenue from lease agreements receivable from commercial galleries.

16.4	Additional information

	In accordance with OFÍCIO-CIRCULAR/CVM/SNC/SEP/N°02/2019 the Company adopted as an accounting policy the requirements of CPC 06 (R2)/IFRS16 - Leases, in the measurement and remeasurement of its right of use, using the discounted cash flow model, without considering inflation.

	To safeguard the faithful representation of information to meet the requirements of CPC 06 (R2)/IFRS16 - Leases, and the guidelines of the CVM technical areas, the balances of assets and liabilities without inflation, effectively accounted for (real flow x real rate) are provided , and the estimate of inflated balances in the comparison periods (nominal flow x nominal rate).

	Other assumptions, such as the maturity schedule of the liabilities and the interest rates used in the calculation, are disclosed in other items of this same explanatory note, as well as the inflation indexes are observable in the market, so that the nominal flows can be prepared by the users of interim financial information.

		31/03/2023	12/31/2023
	Real flow
	Right of use assets	7,569	7,619

	Lease Liabilities	20,545	20,678
	Embedded interest	(12,266)	(12,318)
		8,279	8,360

	Inflated flow
	Right of use assets	11,933	11,956

	Lease Liabilities	33,393	33,356
	Embedded interest	(18,430)	(18,501)
		14,963	14,855

17	DEFERRED REVENUES

		3/31/2023	12/31/2022

	Sale and Leaseback	-	3
	Rental of spaces in stores (i)	224	259
	Checkstand (ii)	54	45
	Commercial agreement - payroll (iii)	37	39
	Marketing and others	19	13
	Total	334	359

	Current	305	328
	Non-current	29	31

	(i) Rental of backlight panels.
	(ii) Supplier product exhibition modules, or check stands, rental of point of sale displays.
	(iii) Commercial agreement with a financial institution for exclusivity in payroll processing.

18	INCOME TAX AND SOCIAL CONTRIBUTION

18.1	Reconciliation of income tax and social contribution expense

				3/31/2023	3/31/2022
	(Loss) Income before income tax and social contribution			(11)	223
	Expense of income tax and social contribution, for nominal rate (34%)			4	(76)

	Adjustments to reflect the effective rate
	Share of profits			4	3
	ICMS subsidy - tax incentives (i)			72	55
	Monetary correction credits			5	10
	Other permanent differences			(2)	(1)
	Effective income tax			83	(9)

	Income tax and social contribution for the period
	Current			-	(18)
	Deferred			83	9
	Benefits (expense) tax and social contribution			83	(9)

	Effective rate			-754.5%	4.0%

	(i) The Company has tax benefits that are characterized as investment subsidies as provided for in Complementary Law n°160/17 and Law n°12,973/14. In the period ended March 31, 2023, the Company excluded the IRPJ and CSLL calculation bases from the amount constituted in the tax incentive reserve, see note 19.3.

18.2	Breakdown of deferred income tax and social contribution

	The main components of deferred income tax and social contribution in the balance sheets are the following:

			3/31/2023			12/31/2022
			Assets	Liabilities	Net	Assets	Liabilities	Net
	Deferred income tax and social contribution
	Tax losses		312	-	312	213	-	213
	Provision for legal proceedings		60	-	60	44	-	44
	Exchange rate variation		-	(41)	(41)	-	(28)	(28)
	Goodwill tax amortization		-	(317)	(317)	-	(317)	(317)
	Fair value adjustment		-	(36)	(36)	-	(29)	(29)
	Property, plant and equipment and intangible assets		29	-	29	30	-	30
	Loss not realized with tax credits		-	(28)	(28)	-	(6)	(6)
	Provision for restructuring		12	-	12	12	-	12
	Provision of inventory		18	-	18	26	-	26
	Borrowing costs		-	(36)	(36)	-	(35)	(35)
	Lease net of right of use		104	-	104	101	-	101
	Others		11	-	11	-	(5)	(5)
	Gross deferred income tax and social contribution assets (liabilities)		546	(458)	88	426	(420)	6

	Compensation		(458)	458	-	(420)	420	-

	Net deferred income tax and social contribution assets (liabilities), net		88	-	88	6	-	6

	Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income, in the context of the main variables of its businesses. This assessment was based on information from the strategic planning report approved by the Company´s Board of Directors.

	The Company estimates the recovery of the deferred tax assets as follows:

	Years	Amounts
	Up to 1 year	47
	From 1 year to 2 years	60
	From 2 years to 3 years	317
	More than 5 years	122
		546

18.3	Rollforward of deferred income tax and social contribution

			3/31/2023	12/31/2022
	At the beginning of the period		6	45
	Benefits (expenses) in the period		83	(40)
	Income tax effect		(1)	1
	At the end of the period		88	6

19	SHAREHOLDERS’ EQUITY

19.1	Capital stock and stock rights

	The capital stock, fully subscribed and paid-up as of March 31, 2023, is R$1,265 (R$1,263 as of December 31, 2022), represented by 1,350,256,496 common shares (1,349,165,394 as of December 31, 2022), all registered and without par value. According to the Company's bylaws, the Company’s authorized capital may be increased up to 2 billion common shares.

	On February 15, 2023, the Board of Directors approved a capital contribution in the amount of R$1, through the issuance of 59,870 common shares.

	On March 28, 2023, the Board of Directors approved a capital contribution in the amount of R$1, through the issuance of 1,031,232 common shares.

19.2	Distribution of dividends and interest on own capital

	At a meeting of the Board of Directors held on December 23, 2022, the advance payment of interest on own capital in the gross amount of R$50 was approved, on which the withholding tax was deducted in the amount of R$7, corresponding to the net amount of R$43. The effective payment occured on February 17, 2023.

	On March 28, 2023, the management's proposal was disclosed to the market in relation to the amounts of dividends and allocation of the Company's income on December 31, 2022. The management's proposal was approved on April 27,2023, see note 27.2.

19.3	Tax incentive reserve

	In compliance with the provisions of Complementary Law 160/17 and Law 12.973/14, tax incentive reserve by the States and the Federal District are considered a subsidy for investment deductible for the calculation of income tax and social contribution. Thus, for the period ended March 31, 2023, the Company allocated the amount of R$211 (R$163 on March 31,2022) to the tax incentive reserve, of which R$72 refers to tax incentives generated in 2023 and R$139 to be recognized when the Company demonstrate income in subsequent periods.

	As provided for in article 30 of Law 12,973/14, the tax incentive reserve may be used to absorb losses, provided that the other profit reserves have already been fully absorbed, with the exception of the legal reserve, or for an increase in capital. Within the same legal provision, the tax incentive reserve and legal reserve are not part of the calculation basis for the minimum mandatory dividend, and the Company must subject it to taxation, in case of distribution.

19.4	Share-based payment

19.4.1	Recognized Options Granted

	Information relating to the Company's option plan and compensation plan is summarized below:

					3/31/2023
					Number of shares (in thousands)
	Granted series	Grant date	1st exercise date	Strike price on the grant date (in reais)	Grantees	Exercised	Cancelled	Current
	B8	5/31/2021	6/1/2024	0.01	363	(20)	(32)	311
	C8	5/31/2021	6/1/2024	13.39	363	(20)	(32)	311
	B9	5/31/2022	6/1/2025	0.01	2,163	(309)	-	1,854
	C9	5/31/2022	6/1/2025	12.53	1,924	(70)	-	1,854
					4,813	(419)	(64)	4,330

19.4.2	Consolidated information of Company's share-based payment plans

	According to the plans, the options granted in each of the series may represent a maximum of 2% of the total shares issued by the Company.

	The table below shows the maximum percentage of dilution to which current shareholders could eventually be subject to in the event that all options granted are exercised until March 31, 2023:

				3/31/2023
				(in thousands)

	Number of shares			1,350,256
	Balance of effective stock options granted			4,330
	Maximum percentage of dilution			0.32%

	The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black-Scholes” taking into account the following assumptions for B8, C8, B9 and C9 series: (a) expectation of dividends of 1.28% (series 8) and 1.20% (series 9); (b) expectation of volatility nearly 37.06% (series 8) and 37.29% (series 9); (c) the weighted average interest rate without risk of 7.66% (series 8) and 12.18% (series 9), and (d) exit rate of approximately 8.00% in both series.

	The expectation of remaining average life of the series outstanding as of March 31, 2023, is 14 months (series 8) and 26 months (series 9). The weighted average fair value of options granted as of March 31, 2023 was R$17.21 and R$7.69 (B8 and C8 respectively), and R$15.27 and R$7.35 (B9 and C9 respectively).

				Shares	Weighted average of exercise price		Weighted average of remaining contractual term
				in thousands	R$
	As of December 31, 2022			4,651	6.01		2.28

	As of March 31, 2023
	Cancelled during the period			(6)	6.01
	Exercised during the period			(315)	6.01
	Outstanding at the end of the period			4,330	6.01		2.03
	Total to be exercised March 31, 2023			4,330	6.01		2.03

	The amount recorded in the statement of operations for the period March 31, 2023 were R$10 (R$1 as of March 31, 2022).

20	NET OPERATING REVENUE

				3/31/2023	3/31/2022
	Gross operating revenue
	Goods			16,513	12,484
	Services rendered and others			54	37
				16,567	12,521
	(-) Revenue deductions
	Returns and sales cancellation			(29)	(23)
	Taxes			(1,442)	(1,055)
				(1,471)	(1,078)

	Net operating revenue			15,096	11,443

21	EXPENSES BY NATURE

		3/31/2023	3/31/2022

	Inventory cost	(12,460)	(9,452)
	Personnel expenses	(976)	(721)
	Outsourced services	(88)	(42)
	Selling expenses	(229)	(164)
	Functional expenses	(290)	(213)
	Other expenses	(137)	(122)
		(14,180)	(10,714)

	Cost of sales	(12,668)	(9,617)
	Selling expenses	(1,306)	(929)
	General and administrative expenses	(206)	(168)
		(14,180)	(10,714)

22	OTHER OPERATING REVENUES (EXPENSES), NET

		3/31/2023	3/31/2022

	Result with property, plant and equipment and lease	6	(3)
	Provision for legal proceedings	-	(1)
	Reestructuring expenses and others	(2)	(4)
	Total	4	(8)

23	NET FINANCIAL RESULT

		3/31/2023	3/31/2022
	Financial revenues
	Cash and cash equivalents interest	43	32
	Monetary correction assets	24	35
	Other financial revenues	3	3
	Total financial revenues	70	70

	Financial expenses
	Cost of debt	(377)	(176)
	Cost and discount of receivables	(26)	(19)
	Monetary correction liabilities	(93)	(76)
	Interest on leasing liabilities	(202)	(100)
	Other financial expenses	(2)	(1)
	Total financial expenses	(700)	(372)
	Total	(630)	(302)

24	Earnings per share

	The Company calculates earnings per share by dividing the net income for the period, relating to each class of shares, by the total number of common shares outstanding in the period.

	The table below presents the determination of the net income for the period available to holders of common shares outstanding to calculate the basic earnings and diluted earnings per share in each period presented:

				3/31/2023	3/31/2022
	Basic number:
	Allocated basic earnings and not distributed			72	214
	Net income allocated available to common shareholders			72	214

	Basic denominator (millions of shares)
	Weighted average of the number of shares			1,349	1,347
	Basic earnings per million shares (R$)			0.053296	0.158659

				3/31/2023	3/31/2022
	Diluted number:
	Allocated diluted earnings and not distributed			72	214
	Net income allocated available to common shareholders			72	214

	Diluted denominator (millions of shares)
	Weighted average of the number of shares			1,349	1,347

	Weighted average of stock options plan			4	10
	Diluted weighted average of shares			1,353	1,357
	Diluted earnings per million shares (R$)			0.053141	0.157507

25	Non-cash transactions

	The Company had transactions that did not represent cash disbursements, and, therefore, these were not presented in the Statement of Cash Flows, as folows:

	• Dividends receivable of Bellamar, in note 10.

	• Write-off of provisions for the acquisition of points of sale against trade payables, in note 11.1.

	• Acquisition of property, plant and equipment not yet paid, in note 11.4.

26	ASSETS HELD FOR SALE

		3/31/2023	12/31/2022
	Extra Hiper stores (i)	95	95
		95	95

(i) As of March 31, 2023, corresponds to 1 property owned by GPA, which is sold to the real estate investment fund Barzel Properties.

27	SUBSEQUENT EVENTS

27.1	Expansion Reserve

At the Annual General Meeting held on April 27, 2023 the constitution of the expansion reserve in the amount of R$326 was approved, against the earnings reserve of the year 2022.

27.2	Approval of the distribution of dividends

At the Annual General Meeting held on April 27, 2023, our shareholders voted to approve the minimum mandatory dividend in the amount of R$68, calculated in accordance with Brazilian Corporate Law and our bylaws, with respect to the fiscal year ended December 31, 2022. This amount excludes the tax incentive reserve related to the recognition of tax credits for investment subsidy in the total amount of R$753. The total dividends amount corresponding to R$0.0500185431139003 per common share, is expected to be paid by June 26, 2023. Holders of ADSs will receive the dividend distribution to which they are entitled through the Sendas Depositary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.